Exhibit (a)(5)(vi)

Michael S. Castleman President & Interim Chief Executive Officer

August 14, 2017

Dear CDI Stockholders:

I am pleased to report that CDI Corp. (“CDI”, or the “Company”) has entered into an Agreement and Plan of Merger, dated July 31, 2017 (the “Merger Agreement”), with Nova Intermediate Parent, LLC (“Parent”) and Nova Merger Sub, Inc. (“Purchaser”), a wholly owned subsidiary of Parent, which provides for the acquisition of the Company by Parent. Parent and Purchaser are affiliates of AE Industrial Partners, LLC, a private equity investor specializing in aerospace, power generation, and specialty industrial companies.

Pursuant to the Merger Agreement, Parent and Purchaser have commenced a tender offer (the “Offer”) on August 14, 2017 to purchase all of the issued and outstanding shares of the Company’s common stock, par value $0.10 per share (each, a “Share”), at a price per Share of $8.25 (the “Offer Price”), net to the seller in cash, without interest, less any applicable tax withholding.

The Offer is initially scheduled to expire at 9:00 a.m., Philadelphia, Pennsylvania time, on Tuesday, September 12, 2017, subject to extension in certain circumstances as required or permitted by the Merger Agreement, the Securities and Exchange Commission or applicable law.

Pursuant to the Offer, the Shares will be purchased by Purchaser. The Merger Agreement provides, among other things, that after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company, with the Company continuing as the surviving corporation (the “Merger”).

As set forth in the enclosed Solicitation/Recommendation Statement on Schedule 14D-9, after careful consideration, the Company’s board of directors (the “Board”) has determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of the Company and its stockholders. Accordingly, the Board recommends that the Company’s stockholders accept the Offer and tender their Shares to Purchaser in the Offer and, if required by applicable law, adopt and approve the Merger Agreement and the transactions contemplated thereby, including the Merger.

In addition to the Solicitation/Recommendation Statement on Schedule 14D-9 that accompanies this letter, also enclosed is the Offer to Purchase and related materials, including a Letter of Transmittal for use in tendering your Shares. WE URGE YOU TO READ CAREFULLY THE ENCLOSED OFFER TO PURCHASE, SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 AND OTHER MATERIALS.

We greatly appreciate and thank you for the support and encouragement you have shown CDI.

Sincerely,